SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

FIREMANS CONTRACTORS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

318177102

(CUSIP Number)

1 Linden Place, Great Neck, NY 11021

(516)498-9880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Naidich Wurman Birnbaum & Maday LLP

80 Cuttermill Road, Suite 410

Great Neck, NY 11021

Attn: Bernard S. Feldman, Esq.

March 25, 2013

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

ASHER ENTERPRISES, INC.

EIN: 94-3437255

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
72,630,349
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
72,630,349
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,630,349

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

(14) TYPE OF REPORTING PERSON

CO

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of FIREMANS CONTRACTORS, INC., a Nevada corporation, with its principal place of business located at 2313 E Loop 820 N, Fort Worth, Texas 76118.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is ASHER ENTERPRISES, INC. (“Asher”) and Curt Kramer (“Kramer”)(Asher and Kramer collectively, the “Reporting Persons”). Asher is a Delaware corporation with its principal place of business is located at 1 Linden Place, Great Neck, NY 11021 and the telephone number is (516)498-9880. Kramer, the president and sole owner of Asher, is a New York resident with his principal place of business at 1 Linden Place, Great Neck, NY 11021 and the telephone number is (516)498-9880.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 16, 2012, the Issuer and Asher entered into a Securities Purchase Agreement (the “First Agreement”). Pursuant to the First Agreement, the Issuer issued a convertible promissory note to Asher in the amount of $40,000.00 (the “First Note”) and Asher paid to the Issuer the principal amount of the First Note.

On June 27, 2012, the Issuer and Asher entered into a Securities Purchase Agreement (the “Second Agreement”). Pursuant to the Second Agreement, the Issuer issued a convertible promissory note to Asher in the amount of $32,500.00 (the “Second Note”) and Asher paid to the Issuer the principal amount of the Second Note.

On September 10, 2012, the Issuer and Asher entered into a Securities Purchase Agreement (the “Third Agreement”). Pursuant to the Third Agreement, the Issuer issued a convertible promissory note to Asher in the amount of $42,500.00 (the “Third Note”) and Asher paid to the Issuer the principal amount of the Third Note.

On February 20, 2013 the Issuer and Asher entered into a Securities Purchase Agreement (the “Fourth Agreement” and together with the First Agreement, the Second Agreement, and the Third Agreement, collectively, the “Securities Purchase Agreements” ). Pursuant to the Fourth Agreement, the Issuer issued a convertible promissory note to Asher in the amount of $16,500.00 (the “Fourth Note” and together with the First Note, the Second Note and the Third Note, collectively, the “Notes”) and Asher paid to the Issuer the principal amount of the Fourth Note.

On March 15, 2013, Asher and the Issuer entered into an amendment to the Notes wherein the limitations with respect to the amount of shares of common stock of the Issuer that Asher may hold at any one time was increased to 9.99% of the total issued and outstanding common stock of the Issuer.

On March 22 2013, Asher partially converted the First Note into shares of common stock of the Issuer. As a result of the conversion of the Notes, Asher has acquired 50,000,000 shares of common stock of the Issuer, representing approximately 6.88% of the outstanding common shares post-transaction.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by Asher of beneficial ownership of the shares of the Issuer’s common stock resulted from the conversion of the Notes.

The Securities Purchase Agreements and the Notes, as amended, contain certain covenants on the Issuer’s part, including complying with the reporting and filing obligations applicable to the Issuer under the Securities Exchange Act of 1934, as amended.

  Except as set forth herein or disclosed in any other SEC filing (including any SEC filings of the Issuer), the Reporting Persons have no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date hereof, Asher acquired 50,000,000 shares of the issued and outstanding common stock of the Issuer by partially converting $3,000 of principle of the First Note. Such amount represented 6.88% of the total issued and outstanding common shares of the Issuer; however, Asher has the ability pursuant to the terms of the Notes, as amended, to convert the Notes into that number of shares of common stock of the Issuer that would equal up to 9.99% of the total issued and outstanding common stock of the Issuer.

Asher holds sole voting and dispositive power over the Common Shares of the Issuer as issued to the Reporting Person.

(c)

Except as follows, none of the Reporting Persons have effected, within the last 60 days, any transactions involving the Shares.

On January 24, 2013 Asher converted $2,800 of the First Note for 14,000,000 shares. On February 4, 2013, Asher converted $2,800 of the First Note for 14,117,647 shares. On February 11, 2013, Asher converted $2,300 of the First Note for 13,529,412 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except with respect to the Securities Purchase Agreements and the Notes, as amended, none of the Reporting Persons have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2013

By:	/s/Asher Enterprises, Inc.
ASHER ENTERPRISES, INC.

By:	/s/Curt Kramer.
Curt Kramer

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